PROSPECTUS Dated January 25, 2006	Preliminary Pricing Supplement No. 74
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
For Capital Protected Notes	Dated June 20, 2006
Dated March 14, 2006	Rule 433

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

Capital Protected Notes due June 30, 2008
Based on the Value of the Tokyo Stock Price Index

The Capital Protected Notes due June 30, 2008 Based on the Value of the Tokyo Stock Price Index, which we refer to as the notes, are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the prospectus supplement for capital protected notes and the prospectus, as supplemented or modified by this pricing supplement. At maturity, we will pay per note the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the Tokyo Stock Price Index.

Indicative Terms:

Underlying index:	Tokyo Stock Price Index
Underlying index publisher:	Tokyo Stock Exchange, Inc.
Aggregate principal amount:	$
Pricing date:	, 2006, which will be the date we price the notes for initial sale to the public.
Original issue date (settlement date):	, 2006, which we expect will be the fifth trading day immediately following the pricing date.
Maturity date:	June 30, 2008, subject to postponement in the event of certain market disruption events
Issue price (principal amount per note):	$1,000 per note
Interest rate:	None
Denominations:	$1,000 (and integral multiples thereof)
Principal protection level:	100%
Bull notes or bear notes:	Bull notes
Payment at maturity:	$1,000 plus the supplemental redemption amount, which may be zero
Supplemental redemption amount:	The product of $1,000 times the participation rate times the index percent change; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	75%
Index percent change:	The percentage by which the final index value exceeds the initial index value, calculated as follows: (final index value – initial index value) / initial index value
Initial index value:	, the index closing value on the trading day immediately following the pricing date.
Final index value:	The index closing value on the determination date
Determination date:	June 26, 2008
Call right:	The notes are not callable prior to maturity
Listing:	None
CUSIP:	61747S140
The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-5.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $1,000

	Price to Public	Agent’s Commissions(1)	Proceeds to Company

Per Note	$	$	$
Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for capital protected notes.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for capital protected notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for capital protected notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for capital protected notes if you so request by calling toll-free 1-800-584-1649.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for Capital Protected Notes dated March 14, 2006: http://sec.gov/Archives/edgar/data/895421/000095010306000523/dp02252_424b2.txt

  Prospectus dated January 25, 2006:
  http://sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for capital protected notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     We are using this pricing supplement to solicit from you an offer to purchase our Capital Protected Notes due June 30, 2008, Based on the Value of the Tokyo Stock Price Index, which we refer to as the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

     100% principal protection. At maturity, we will pay you at least $1,000, plus the supplemental redemption amount, if any.

     The Supplemental Redemption Amount based on the underlying index. The supplemental redemption amount will be equal to the product of $1,000 times the participation rate times the percentage, if any, by which the final index value exceeds the initial index value. If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

supplemental redemption amount	= $1,000 x participation rate x	(final index value – initial index value) initial index value where,

participation rate	=	75%
initial index value	=	the index closing value on the trading day immediately following the pricing date
final index value	=	the index closing value as determined on the determination date

Because the participation rate is less than 100%, you will not participate fully in any increase in the index value over the term of the notes. If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero.

Hypothetical Payouts on the Capital Protected Notes

     Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated. Because the participation rate is less than 100%, you will not participate fully in any increase in the index value over the term of the notes.

Example #1:

The final index value is 50% greater than the initial index value.

Participation rate:	75%
Hypothetical initial index value:	1,500
Hypothetical final index value:	2,250

Supplemental redemption amount per note	= $1,000 x	2,250 - 1,500 1,500	x 75% = $375

     In the example above, the total payout at maturity per note will equal $1,375, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $375.

Example #2:

The final index value is 50% lower than the initial index value.

Participation rate:	75%
Hypothetical initial index value:	1,500
Hypothetical final index value:	750

     In the example above, because the final index value is less than the initial index value, there is no supplemental redemption amount. However, you will receive the principal amount of $1,000 for each note at maturity, even though the simple index return declines 50% over the term of the notes.

     The supplemental redemption amount, if any, is based on the final index value, which is equal to the index closing value on the determination date. The prospectus supplement for capital protected notes includes examples of the hypothetical payout calculations that are intended to illustrate the effect of the participation rate on each $1,000 principal amount of notes for specified final index values on the amount payable to you at maturity beginning on page S-9 of the prospectus supplement for capital protected notes.

The Underlying Index

     For a description of the underlying index to which the notes will be linked, including license agreement and historical information, see “Annex A—Underlying Index,” attached to this pricing supplement.

Use of Proceeds and Hedging

     The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

     On or prior to the index business day immediately following the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the stocks comprising the underlying index, in futures and options contracts on the underlying index, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the underlying index, and, therefore, potentially increase the value at which the underlying index must close on the determination date before you would receive at maturity a payment that exceeds the principal amount of the notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

Risk Factors

     The notes involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     The notes may not pay more than the principal amount at maturity. If the final index value is less than or equal to the initial index value, you will receive only the principal amount of $1,000 for each note you hold at maturity.

     The participation rate is less than 100%. Because the participation rate is less than 100%, you will not participate fully in any increase in the index value over the term of the notes.

     The notes do not pay interest. Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

     Secondary trading may be limited. There may be little or no secondary market for the notes. You should be willing to hold your notes to maturity.

     Market price of the notes will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of the underlying index at any time and, in particular, on the determination date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the notes, the dividend rate on the stocks comprising the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.

     Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component stocks. See “Hypothetical Payouts on the Capital Protected Notes” above.

     Adjustments to the underlying index could adversely affect the value of the notes. The underlying index publisher can add, delete or substitute the stocks underlying the underlying index, and can make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. Any of these actions could adversely affect the value of the notes.

     You have no shareholder rights. As an investor in the notes, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that comprise the underlying index.

       There are risks associated with investments in securities indexed to the value of foreign equity securities. Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

     The economic interests of MS & Co., as the calculation agent and of MS & Co. and other affiliates of ours that will carry out hedging activities related to the notes or that trade in the component stocks of the underlying index or other instruments related to the underlying index are potentially adverse to your interests as an investor in the notes. The hedging or trading activities of our affiliates on or prior to the index business day immediately following the pricing date and on the determination date could adversely affect the index value and, as a result, could decrease the amount you may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the index business day immediately following the pricing date could potentially affect the initial index value and, as a result, could increase the value at which the underlying index must close on the determination date before you receive a payment at maturity that exceeds the principal amount on the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the underlying index on the determination date and, accordingly, the amount of cash you will receive at maturity.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-12 of the prospectus supplement for capital protected notes. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

ERISA

       See “ERISA–Other Capital Protected Notes” in the prospectus supplement for capital protected notes.

United States Federal Taxation

     The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, regardless of whether any stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on June 20, 2006, the “comparable yield” would be a rate of 5.5089% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) would consist of a projected amount equal to $1,114.98 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD

Original Issue Date through June 30, 2006	$0.1530	$0.1530
July 1, 2006 through December 31, 2006	$27.5487	$27.7017
January 1, 2007 through June 30, 2007	$28.3075	$56.0092
July 1, 2007 through December 31, 2007	$29.0872	$85.0964
January 1, 2008 through June 30, 2008	$29.8884	$114.9848

This table will be updated in the final disclosure supplement using the actual comparable yield determined on the pricing date.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Annex A

The Underlying Index

     The Tokyo Stock Price Index. The Tokyo Stock Price Index (“Index”) is published by Tokyo Stock Exchange, Inc. (“TSE”). We have derived all information regarding the Index contained in this pricing supplement, including its method of calculation, from publicly available sources, including the websites of the Tokyo Stock Exchange and other sources we believe to be reliable. We make no representation or warranty as to the accuracy or completeness of such information, nor do we incorporate any such information into this pricing supplement.

     The Index was developed by the TSE. Publication of the Index began on July 1, 1969, based on an initial Index value of 100 at January 4, 1968, which was reset at 1,000 on April 1, 1998. The Index is computed and published every 15 seconds via TSE’s Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

       Composition and Maintenance

     The component stocks of the Index consist of all common domestic stocks listed on the First Section of the TSE which have an accumulative length of listing of at least six months. The Index measures changes in the aggregate market value of these stocks. The TSE domestic stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. The component stocks of the Index are determined based on market capitalization and liquidity. Review and selection of component stocks is conducted semiannually, based on market data as of the base date for selection.

     The Index is a weighted index, with the market price of each component stock multiplied by the number of shares listed. The TSE is responsible for calculating and maintaining the Index, and can add, delete or substitute the stocks underlying the Index or make other methodological changes that could change the value of the Index. The underlying stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the Index if such stock ceases to meet the criteria for inclusion. Stocks listed on the Second Section of the TSE may be transferred to the First Section if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a First Section stock falls within the coverage of TSE rules prescribing reassignment thereof to the Second Section, such stock will be removed from the First Section. As of June 1, 2006, stocks of 1,698 domestic companies were assigned to the First Section of the TSE and stocks of 494 companies were assigned to the Second Section.

       Index Calculation

     The Index is not expressed in Japanese Yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one-hundredth. The Index is calculated by multiplying 1,000 by the figure obtained by dividing the current free-float adjusted market value (the current market price per share at the time of the index calculation multiplied by the number of common shares listed on the First Section of the TSE at the same instance) (the “Current Market Value”) by the base market value (i.e., the Current Market Value on the base date) (the “Base Market Value”).

The calculation of the Index can be represented by the following formula:

Index	=	Current Market Value Base Market Value	x	1,000

     In order to maintain continuity, the Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the Index. Such factors include, without limitation:

new listings, delistings, new share issues either through public offerings or through rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants, and transfer of listed securities from the First Section to the Second Section of the TSE.

       The formula for the adjustment is as follows:

Adjusted Market Value on Adjustment Date Base Market Value before adjustment	=	(Adjusted Market Value on Adjustment Date ± Adjustment Amount) Base Market Value after adjustment

     Where, adjustment amount is equal to the changes in the number of shares included in the calculation of the index multiplied by the price of those shares used for the purposes of the adjustment.

       Therefore,

Old Base Market Value x
New Base Market Value	=	(Adjusted Market Value on Adjustment Date ± Adjustment Amount) Adjusted Market Value on Adjustment Date

     The Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the Current Market Value or any stock underlying the Index, the Base Market Value is adjusted in such a way that the new value of the Index will equal the level of the Index immediately prior to such change.

     No adjustment is made to the Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market value.

License Agreement. Prior to the settlement date, we expect to enter into a non-exclusive license agreement with the TSE providing for the license to Morgan Stanley, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by the TSE, in connection with the notes.

We expect that the license agreement to be entered into between the TSE and Morgan Stanley will provide that the following language must be set forth in the final pricing supplement:

(i) The TOPIX Index Value and the TOPIX Trademarks are subject to the intellectual property rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights relating to the TOPIX Index, such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks.

(ii) The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Trademarks or cease the use thereof.

(iii) The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemming from the use of the TOPIX Index Value and the TOPIX Trademarks or as to the figure at which the TOPIX Index Value stands on any particular day.

(iv) The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

(v) The notes are in no way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc.

(vi) The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the notes or any advice on investments to any purchaser of the notes or to the public.

(vii) The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuer or any purchaser of the notes, for calculation of the TOPIX Index Value.

(viii) Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the notes.

“TOPIX®” and “TOPIX Index®” are trademarks of the Tokyo Stock Exchange, Inc. and prior to the settlement date we expect them to be licensed for use by Morgan Stanley. The notes have not been and will not be passed on by the TSE as to their legality or suitability. The notes will not be issued, endorsed, sold or promoted by the TSE. THE TSE MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

     Historical Information. The following tables set forth the published high and low index closing values for the Tokyo Stock Price Index, as well as end-of-quarter index closing values for each quarter in the period from January 1, 2001 through June 20, 2006. The Tokyo Stock Price Index closing value on June 20, 2006 was 1,510.32. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification. The historical values of the Tokyo Stock Price Index should not be taken as an indication of its future performance.

	High	Low	Period End

2001
First Quarter	1,337.63	1,161.97	1,277.27
Second Quarter	1,440.97	1,254.19	1,300.98
Third Quarter	1,293.42	990.80	1,023.42
Fourth Quarter	1,107.83	988.98	1,032.14
2002
First Quarter	1,125.43	922.51	1,060.19
Second Quarter	1,139.43	984.28	1,024.89
Third Quarter	1,050.14	886.39	921.05
Fourth Quarter	903.37	815.74	843.29
2003
First Quarter	865.43	770.62	788.00
Second Quarter	904.32	773.10	903.44
Third Quarter	1,075.73	915.91	1,018.80
Fourth Quarter	1,105.59	953.19	1,043.69
2004
First Quarter	1,179.23	1,022.61	1,179.23
Second Quarter	1,217.87	1,053.77	1,189.60
Third Quarter	1,188.42	1,084.64	1,102.11
Fourth Quarter	1,149.63	1,073.20	1,149.63
2005
First Quarter	1,203.26	1,132.18	1,182.18
Second Quarter	1,201.30	1,109.19	1,177.20
Third Quarter	1,428.13	1,177.61	1,412.28
Fourth Quarter	1,663.75	1,371.37	1,649.76
2006
First Quarter	1,728.16	1,572.11	1,728.16
Second Quarter (through
June 20, 2006)	1,783.72	1,458.30	1,510.32